Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910 mayerbrown.com

April 5, 2019
VIA EDGAR AND OVERNIGHT DELIVERY
Heather Percival Russell Mancuso U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	InMode Ltd. Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted March 13, 2019 CIK No. 0001742692

Dear Ms. Percival and Mr. Mancuso:

This letter is being furnished on behalf of InMode Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated March 27, 2019, to Moshe Mizrahy, Chief Executive Officer of the Company, with respect to the above-referenced amended Draft Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we have attached to this letter as Exhibit A the Company’s revisions to the Registration Statement in response to the Staff’s comments.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission April 5, 2019 Page 2

Draft Registration Statement on Form F-1 revised March 13, 2019

Revenues, page 52

1.	Other than the products named in the second paragraph of this section, please tell us which products contributed to your revenue during the period mentioned in Form 20-F Item 4.B.1 and the percentage of your revenue contributed by those products.

The Company revised the Registration Statement on page 52, as reflected in Exhibit A, to include a product breakdown for its fiscal year 2016. The Company supplementally advises the Staff that products no longer included in the Company’s U.S. portfolio (legacy products) comprised approximately 8% and 43% of the Company’s total revenues for the years ended December 31, 2017 and 2016, respectively. Additionally, the Company supplementally advises the Staff that for the years ended December 31, 2018, 2017 and 2016, the Company derived approximately 9%, 6% and 0%, respectively, of the Company’s total revenues from the sale of products and solutions relating to the Contoura platform in the United States and less than 1%, 0% and 0%, respectively, of the Company’s total revenues from the sale of products and solutions relating to the Triton platform in the United States. The Company has included the portion of revenues derived from each platform that contributes at least 10% to the Company’s total revenues in the Registration Statement.

Certain Relationships and Related Party Transactions, page 113

2.	We note your deletions in this section. Please ensure that you have provided disclosure for all periods required to be addressed by Form 20-F Item 7.B.

The Company revised the Registration Statement on page 113, as reflected in Exhibit A, to include disclosure for its fiscal year 2016.

Exhibit Index, page II-5

3.	Please file the 2019 sublicense mentioned in your revision on page 27 and the 2019 waiver mentioned at the bottom of page 113.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe the sublicense referenced on page 27 of the Registration Statement (the “Sublicense”) or the waiver, dated February 21, 2019 (the “Extension”), referenced on page 113 of the Registration Statement are material to the Company.

Regarding the Sublicense, the Company informs the Staff that the Sublicense is a fully paid non-exclusive, royalty-free worldwide sublicense in the field of use provided to the Company by Syneron Medical Ltd. and Candela Corporation (together, “Syneron-Candela”) in relation to U.S. patents licensed by Syneron-Candela from Massachusetts General Hospital. The Company does not have any future payment obligations or commitments under the Sublicense. Therefore, the Company has determined that the Sublicense is not material to the Company.

U.S. Securities and Exchange Commission April 5, 2019 Page 3

Regarding the Extension, the Company informs the Staff that the Extension merely extends the waiver time period pursuant to the waiver executed on September 12, 2018 (the “2018 waiver”) by Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP). Given that the 2018 waiver is not filed with the Registration Statement, the Company does not believe the Extension is required to be filed with the Registration Statement as it only extends the time period of the 2018 waiver without any additional terms or conditions. The Company has revised the Registration Statement on page 113, as reflected in Exhibit A, to clarify that the Extension was an extension of the 2018 waiver.

* * *

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance

Sincerely,

Anna T. Pinedo

Mayer Brown LLP

cc:	Brian D. Hirshberg
Mayer Brown LLP

Moshe Mizrahy
Yair Malca
InMode Ltd.

Nathan Ajiashvili
Latham & Watkins LLP

U.S. Securities and Exchange Commission April 5, 2019 Page 4

Exhibit A

efforts in existing and new markets. We also intend to continue to make investments in research and development efforts to develop our next generation products. As a result of these and other factors, we expect our operating expenses to increase in the future.

Components of Our Results of Operations

Revenues

We generate our revenues primarily from the sale of energy-based medical aesthetic products, which consist of platforms and non-consumable handpieces. To a lesser extent, we generate revenue from the sale of consumables and from the sale of extended warranties. For the years ended December 31, 2018, 2017 and 2016, we derived approximately 93% of our revenues from the sale of medical aesthetic products and approximately 7% of our revenues from the sale of consumables and extended warranties. We expect our revenues from the sale of consumables and extended warranties to increase over time as our installed base continues to grow. We have experienced growth in sales of consumables in the past three years. Recent revenue growth has been driven by, and we expect continued growth as a result of, increased patient and physician awareness of our medical aesthetic products and additional sales representatives. We have expanded our sales and marketing organization to help us drive and support revenue growth and intend to continue this expansion.

For the years ended December 31, 2018, 2017 and 2016, we derived approximately 27%, 26% and 17%, respectively, of our total revenues from the sale of products and solutions relating to our BodyTite and EmbraceRF platforms in the United States, approximately 19%, 10% and 0%, respectively, of our total revenues from the sale of products and solutions relating to our Optimas platform in the United States and approximately 23%, 21% and 0%, respectively, of our total revenues from the sale of products and solutions in the United States primarily designed to address women’s health. In the future, we expect that the contributions to revenues from the sale of products and solutions relating to our BodyTite, EmbraceRF and Optimas platforms and women’s health related treatments in the United States will continue to be similar to the year ended December 31, 2018 (excluding the impact of new products from which we generate revenues).

We sell our products directly in the United States, Canada, United Kingdom and Spain, and indirectly through third-party distributors in other countries. For the year ended December 31, 2018, we derived approximately 89% of our revenues in North America compared to approximately 83% of our revenues for the year ended December 31, 2017.

The following table provides information regarding the breakdown of our revenue by geographic region for the years ended December 31, 2018 and 2017:

	Percent of Revenue
	Years ended December 31,
Geographic region	2018 (%)	2017 (%)
North America (excluding Mexico)(1)	89	83
Europe	6	9
Asia-Pacific	3	6
Other	2	2
Total	100	100

(1)	For the years ended December 31, 2018 and 2017, we derived approximately 81% and 80%, respectively, of our revenues from the United States.

We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. For example, a number of our existing customers have purchased additional aesthetic treatment products from us to expand their treatment offerings. We intend to continue to make significant investments in research and development activities and introduce innovative next-generation pipeline products to our customers. As a result, we expect that certain existing customers

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U.S. Securities and Exchange Commission April 5, 2019 Page 5

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Home Skinovations Ltd.

Certain of our shareholders (some of whom also serve as our directors and executive officers), including Moshe Mizrahy, Yoram Sadeh, Michael Bank, Ben Zion Levi, Eli Raveh and a significant beneficial holder, IHCV, hold in the aggregate approximately 56% and     % of our issued and outstanding share capital immediately prior to and immediately following the completion of this offering, respectively, also are the record holders of approximately 51% of the issued and outstanding shares of Home Skinovations Ltd., or Home Skinovations, an Israeli corporation headquartered in Sha’ar Yokneam, Yokneam, Israel.

Mr. Moshe Mizrahy, our Chief Executive Officer and Chairman of our board of directors, serves as the chairman of the board of directors of Home Skinovations and was the Chief Executive Officer of Home Skinovations until June 2018, and Dr. Hadar Ron, our director nominee, serves on the board of directors of Home Skinovations.

Home Skinovations is involved in the development, manufacture and distribution of home-use light-based devices for aesthetic applications, which include hair removal, anti-aging, microdermabrasion, cellulite and acne treatments. Except as detailed below, we have no commitments to or agreements with Home Skinovations or any of its subsidiaries, including with respect to any mutual research and development, indebtedness, financing, debt or credit lines, or any jointly-owned intellectual property or like arrangements, and we do not share tangible or intangible assets with Home Skinovations or any of its subsidiaries. Any future agreements with Home Skinovations must be reviewed and approved by our audit committee and board of directors. See “Management — Approval of Related Party Transactions under Israeli Law.”

Service Agreements

The Company receives certain services from, and provides certain services to, Home Skinovations. We do not consider these services to be material. The services include mobile phone services, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, Home Skinovations invoiced us approximately $82,000, $240,000 and $175,000 for the years ended December 31, 2018, 2017 and 2016, respectively, which includes amounts invoiced under the Israel office sublease described below, and the Canadian subsidiary of Home Skinovations invoiced our Canadian subsidiary approximately $140,000, $128,000 and $116,000 for the years ended December 31, 2018, 2017 and 2016, respectively, for these services.

Israel Office Sublease

Until May 2018, we subleased our offices in Yokneam, Israel from Home Skinovations (approximately 1,000 square feet in 2016 and our entire lease of 10,290 square feet in 2017). For the years ended December 31, 2018, 2017 and 2016, Home Skinovations invoiced us for an aggregate of approximately $56,000, $140,000 and $17,000, respectively, for the office sublease. As of February 2019, we lease our offices in Israel directly from an unaffiliated lessor.

Joint Venture Equity Interest Conversion, Liquidation Preference and Notice Rights

Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP), a non-controlling partner in our Chinese joint venture (Guangzhou InMode Medical Technology Ltd.), had the right to convert its non-controlling equity interest in such joint venture into our ordinary shares prior to the consummation of our initial public offering at a conversion rate based on the capital contributed by Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP), with interest, and our valuation in such offering. Due to this conversion right, the non-controlling partner rights are presented in our financial statements as a redeemable non-controlling interest as the conversion does not meet permanent equity classification. However, on September 12, 2018, as extended on February 21, 2019, Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) waived any and all rights, privileges and interests with regard to such conversion right conditioned on the completion of this offering on or before June 15, 2019. In addition, under the joint

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